Exhibit 99.1

Pyxis Tankers will present on March 12, 2018 at the 12th Annual Capital Link International Shipping & Offshore Forum and 30th Annual ROTH Conference

MAROUSSI, GREECE. – February 23, 2018 - Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (the “Company” or “Pyxis Tankers”), an emerging growth pure play product tanker company, today announced that its Chief Executive Officer, Mr. Eddie Valentis, and Chief Financial Officer, Mr. Henry Williams will participate at Capital Link’s 12th Annual International Shipping & Offshore Forum and at the 30th Annual ROTH Conference on March 12, 2018.

Mr. Valentis is scheduled to present during the Product Tanker Shipping Panel on Monday, March 12, at the Metropolitan Club in New York City. The same day, Mr. Williams is scheduled to present at the 30th Annual ROTH Conference in Dana Point, California.

Management will be available throughout the conferences for one-on-one meetings with institutional investors. Investors interested in attending and scheduling one-on-one meetings with our management may register and request meetings through the links provided below.

For more information and registration, please visit the conference websites:

http://forums.capitallink.com/shipping/2018newyork/signup-1x1.html

http://www.roth.com/main/Page.aspx?PageID=7280

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.